U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

      [X] Form 10-K and Form 10-KSB      [ ] Form 20-F      [ ] Form 11-K

      [ ] Form 10-Q and Form 10-QSB      [ ] Form N-SAR


For Period Ended: September 30, 1997

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: Not applicable

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           Nothing in this Form shall be construed to imply that the
           Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



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PART I--REGISTRANT INFORMATION
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     Jerry's, Inc.
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     Full Name of Registrant (Former Name if Applicable)

     1500 North Florida Mango Road Ste. 19
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     Address of Principal Executive Office (Street and Number)

     West Palm Beach, FL 33409
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     City, State and Zip Code


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PART II--RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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The Company has been unable to complete its Form 10-K on a timely basis due to difficulties in obtaining certain financial information for the Form 10-K.

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PART IV--OTHER INFORMATION
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      (1) Name and telephone number of person to contact in regard to this notification

Alfred G. Smith                          305                 358-6300
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             (Name)                      (Area Code)         (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          [X] Yes     [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [X] Yes     [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company had a net loss for the year ended September 30, 1996 of $(1,335,000) as compared to an expected net income for the year ended September 30, 1997. The Company is currently not in a position to report the amount of net income for the year ended September 30, 1997.

      The Company's expected net income for the year ended September 30, 1997 is attributed to the sale of certain property and assets which were used in the airline catering operations at the Company's Miami, Florida and Orlando, Florida facilities.

                             Jerry's Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: December 31, 1997                  By: /s/ GERALD J. PENDERGAST, JR.
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                                         Name: Gerald J. Pendergast, Jr.
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                                         Title: President
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